Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.3.0001633-1

MATERIAL FACT

São Paulo, February 28th, 2023 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), under the provisions of CVM Resolution No. 44, of August 23, 2021, as amended, informs its shareholders and the market in general that its Board of Directors, at a meeting held today, resolved on the cancellation of thirty-seven million, one hundred and forty-five thousand, nine hundred and sixty-nine (37,145,969) common shares currently held in treasury, equivalent to 92.86% of the total shares issued by the Company, which were acquired within the Company’s shares buyback programs approved at the Board of Directors meetings held on May 4, 2022 and on July 27, 2022 (together, the “Shares Buyback Programs”), and entirely carried out between May, 2022 and September, 2022, without capital reduction and against the balances of the available profit reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Section 8 of CVM Resolution No. 77, of March 29, 2022 (“Cancellation of Shares”).

After the Cancellation of Shares, a total balance of fifteen million 15,000,000 common shares will currently remain in treasury, which may be used to comply with already approved incentive plans and any other plans that may be approved by the Company.

As a result of the Cancellation of Shares, the Company’s share capital of BRL 9,269,281,424.63 will be divided into 1,324,117,615 common shares, all nominative, book-entry and without par value. An Extraordinary General Meeting will be called in due course to adjust the number of shares into which the share capital is divided, as set forth in Section 5 of the Company’s Bylaws.

The minutes of the Board of Directors Meeting that approved the Cancellation of Shares are available on the websites of the Brazilian Securities and Exchange Commission (cvm.gov.br), of B3 (b3.com.br) and of the Company’s investor relations.

São Paulo, February 28th, 2023.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer